Exhibit 16.1

[PMB Helin Donovan Letterhead]

December 27, 2012

Office of the Chief Accountant

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included under Item 4.01 in the Form 8-K dated December 21, 2012 of Mendocino Brewing Company, Inc. (the “Company”) to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and our audit for the years ended December 31, 2011 and 2010, and our reviews of interim financial statements. We cannot confirm or deny that the appointment of RBSM LLP was approved by the Audit Committee, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

/s/ PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas